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As filed with the Securities and Exchange Commission on November 1, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

FIRST COMMUNITY BANCORP
(Exact Name of Registrant as Specified in Its Charter)

CALIFORNIA (State or other jurisdiction of incorporation or organization)	33-0885320 (I.R.S. Employer Identification No.)

6110 El Tordo
Rancho Santa Fe, California 92067
(760) 918-2469
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Matthew P. Wagner
President, Chief Executive Officer and Acting Chief Financial Officer
2310 Camino Vida Roble, Suite B
Carlsbad, California 92009
(760) 918-2469
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:
Stanley F. Farrar, Esq.
Sullivan & Cromwell
1888 Century Park East
Los Angeles, California 90067
(310) 712-6600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Registered	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee

Common Stock, no par value (1)	(2)	$20,000,000	$5,000

(1)
Includes shares which may be offered pursuant to subscription rights. No separate consideration will be received for the rights.
(2)
Such indeterminable number of shares of common stock that may be issued at the actual offering price where the aggregate offering price equals $20,000,000.
(3)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o).

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state in which the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2001

        Shares of Common Stock

First Community Bancorp

    We are distributing to our shareholders of record at the close of business on December  , 2001 subscription rights to purchase additional shares of common stock for a price of $      per share in cash. For each share of common stock you held as of the close of business on the record date, you will receive   rights. You may purchase one share of common stock for each whole right you hold. We will not issue any fractional rights or cash in lieu of fractional rights. Instead, the number of rights you receive will be rounded up to the nearest whole number. If you fully exercise all rights issued to you, you will also be eligible for an oversubscription privilege to subscribe at the subscription price for additional shares of common stock that are not otherwise purchased pursuant to the exercise of rights. The subscription rights are non-transferable.

    We are also currently negotiating certain standby purchase agreements that we expect to enter into prior to the commencement of the rights offering. Under these standby purchase agreements, certain institutional investors and high-net-worth individuals would agree to acquire from us, at the subscription price any common stock remaining after the exercise of rights and the satisfaction of all elections to exercise the oversubscription privilege.

    Our directors and executive officers have indicated that they intend to exercise their basic subscription privileges and oversubscription privileges for an aggregate purchase price of approximately $  .

    The rights will expire at 5:00 p.m., Pacific time, on January  , 2002, unless extended at our sole discretion. You are encouraged to consider carefully the exercise of the rights prior to their expiration. Your election to exercise rights is irrevocable. We expect to make delivery of the common stock as soon as practicable after you validly exercise the corresponding rights.

    Our common stock is traded on the Nasdaq National Market System under the symbol "FCBP". On October 31, 2001, the last reported sale price of our common stock was $20.50 per share.

    See "Risk Factors" beginning on page 8 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.
Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation, Bank Insurance Fund, Savings Association Insurance Fund or any other governmental agency.

	Subscription price (1)	Underwriting discounts and commissions	Proceeds to First Community (2)
Per Share value(1)		None
Total	$20,000,000	None	$20,000,000

(1)
The subscription price represents the cash purchase price to be paid for the purchase of shares of common stock.

(2)
Before deducting expenses payable by First Community estimated at $      .

The date of this prospectus is                            , 2001.

    No dealer, salesperson or other person is authorized to give any information or to make any representation not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the rights or any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

What is a subscription right?

  We have granted to our shareholders of record as of December  , 2001            of a subscription right for each share of common stock they held on that date. Each whole subscription right you hold represents the privilege to purchase one additional share of our common stock for the subscription price of $      per share. We call this right the "basic subscription privilege."

May I purchase shares in addition to the basic subscription privilege?

  If you exercise your basic subscription privilege in full and other stockholders do not elect to purchase all of the shares offered under their basic subscription privileges, you may elect to purchase a number of additional shares up to a maximum amount you specify. We call this right the "oversubscription privilege." If there are not enough shares available to fill all subscriptions for additional shares, we will allocate the available shares pro rata based on the number of shares of common stock you owned as of the record date. If we receive a payment from you that exceeds the amount necessary to purchase the shares available to allocate to you, we will refund any excess payment without interest as soon as practicable after completion of the offering.

Why are we offering the rights?

  We are offering the rights and the common stock in order to raise a portion of the purchase price for the acquisition of Pacific Western National Bank, or Pacific Western. Pacific Western is a national banking association with five branches in Southern California. We expect to use the proceeds of this offering, together with those from a separate offering of trust preferred securities, to finance the $36.6 million purchase price of Pacific Western.

How soon must I act?

  The rights expire at 5:00 p.m., Pacific time, on January  , 2002. In order to participate in the offering, you must ensure that U. S. Stock Transfer Corporation, the subscription agent, actually receives all required documents and payments before that time and date.

Has the board of directors made a recommendation regarding this offering?

  Neither our board of directors nor the board's special committee for the rights offering makes any recommendation to you about whether you should exercise your rights.

To whom may I direct questions or send forms and payment?

  If you have questions about the rights or would like to request additional copies of offering documents, you may call the Shareholder Relations Department at U.S. Stock Transfer Corporation at (818) 502-1404.

  You should return your subscription documents and payments to U.S. Stock Transfer Corporation at the address indicated in the instructions forwarded with this prospectus.

How are stockholders affected if they do not exercise any rights?

  You are not required to exercise any rights or otherwise take any action in response to this rights offering. If you do not exercise any rights, the number of shares which you own will not change, but your percentage ownership of our total outstanding common stock will decline.

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What forms and payment are required to purchase shares?

  If you were a record holder of our common stock on December      , 2001, you are receiving with this prospectus a subscription warrant and instructions on how to purchase shares. The subscription warrant must be properly filled out and delivered before expiration of the rights with full payment for the number of shares you wish to purchase. The instructions also describe an alternate procedure called "Guaranteed Delivery," which allows you three extra days to deliver the subscription warrant if full payment is received before the expiration date and a securities broker or qualified financial institution signs the form to guarantee that the subscription warrant will be timely delivered.

What if a broker, bank or other nominee is the record holder of my shares?

  If you hold your shares through a broker, bank or other nominee and you wish to purchase shares in the rights offering, please promptly contact the broker, bank or other entity holding your shares. Your broker or other nominee holder is the record holder of the shares you own and must either exercise the subscription warrant on your behalf for shares you wish to purchase or arrange for a subscription warrant issued in your name. We have requested all known brokers and banks to contact you for instructions on exercising your rights.

May I transfer my rights?

  No. The rights are not transferable.

Must I pay the subscription price in cash?

  In order to participate in the offering, you must timely pay the subscription price by wire transfer, certified or cashier's check drawn on a U.S. bank, or personal check that clears before expiration of the rights.

Will my money be returned if the rights offering is canceled?

  Yes, but without any payment of interest.

What fees or charges apply if I do choose to exercise my rights?

  We are not charging any fee or sales commission to issue rights to you or to issue shares to you if you exercise rights. If you exercise rights through a broker or other holder of your shares, you are responsible for paying any fees that person may charge.

May I change or cancel my exercise of rights after I send in the required forms?

  No. Your election to exercise your rights is irrevocable.

ii

SUMMARY

    The following summary highlights information contained elsewhere in this prospectus. This summary is not intended to constitute a complete description of First Community Bancorp or a statement of all features of the rights offering. It may not contain all information that is important to you. You should carefully read this prospectus and the other documents to which we refer before deciding whether to purchase our common stock. See "Where to Find More Information" on page 14.

First Community Bancorp

Business of First Community

    First Community Bancorp, or First Community, is a California corporation registered under the Bank Holding Company Act of 1956, as amended. First Community's principal business is to serve as a holding company for its banking subsidiaries, Rancho Santa Fe National Bank, First Community Bank of the Desert and First Professional Bank, N.A. First Community was formed to operate Rancho Santa Fe National Bank, which is a federally chartered commercial bank organized in 1982. Rancho Santa Fe is a community bank serving the commercial, industrial, professional, real estate and private banking markets of San Diego County. In May 2000, First Community acquired First Community Bank of the Desert. First Community Bank of the Desert is a state-chartered commercial bank organized under the laws of California in 1980. First Community Bank of the Desert is a community bank that was established to serve the commercial, industrial, professional, real estate and private banking markets of San Bernardino and Riverside Counties. In January 2001, First Community acquired First Professional Bank, N.A., which is a federally chartered commercial bank organized in 1982. In October 2001, First Charter Bank, N.A., merged into First Professional. First Professional delivers value-added products and services that satisfy the financial services needs of its targeted customers.

    Our principal executive offices are located at 6110 El Tordo, Rancho Santa Fe, California 92067. Our telephone number is (760) 918-2469.

Rancho Santa Fe National Bank

    Rancho Santa Fe National Bank, a national banking association, commenced operations on March 2, 1982. Rancho Santa Fe is a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation up to the maximum limits prescribed by law. In addition to the main office in Rancho Santa Fe, Rancho Santa Fe operates three full-service offices located in Golden Triangle (University Towne Centre), Escondido and Carlsbad, all in San Diego County. In addition, it is an active participant in the Small Business Administration (SBA) guaranteed lending program through its lending department in San Diego.

    Rancho Santa Fe concentrates on providing community banking services to, and serving the needs of, small and medium-sized businesses, professionals, local area residents and affluent individuals throughout San Diego County, with an emphasis on cultivating long-term overall banking relationships. Rancho Santa Fe also offers mortgage brokerage services. Rancho Santa Fe receives fees for packaging and processing loan applications for financing the purchase or refinance of single-family residences to several mortgage lenders for funding.

First Community Bank of the Desert

    First Community Bank of the Desert opened in 1980 as Bank of Yucca Valley. First Community Bank of the Desert is an independent, commercial bank that accepts demand, savings and time deposits and makes commercial, real estate and consumer loans. First Community Bank of the Desert emphasizes consumer and small business banking. Most of First Community Bank of the Desert's depositors are consumers and small business customers.

    First Community Bank of the Desert issues cashier's checks and money orders, sells traveler's checks and provides other customary banking services. First Community Bank of the Desert also offers a variety of conventional Federal Housing Authority and department of Veterans Affairs residential real estate loan products as well as commercial loan products.

First Professional Bank, N.A.

    First Professional Bank, N.A., or First Professional, commenced operations in August 1982 as a federally chartered commercial bank. First Professional Bank is a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation up to the maximum limits prescribed by law. In January 2001, First Professional Bank became a banking subsidiary of First Community when Professional Bancorp, Inc., the holding company of First Professional Bank, merged into First Community.

    First Professional Bank's strategy is to deliver value-added products and services that satisfy the financial services needs of its targeted customers, primarily the health care services sector, emphasizing superior service and relationships. It provides a wide range of commercial banking products and services primarily directed towards the health care community, which includes physicians, independent practice associations, practice management companies, preferred provider organizations, medical billing management companies, home health agencies and hospital based practices.

    First Professional Bank is engaged in the business of general commercial banking. The services which are offered include those traditionally offered by commercial banks, such as checking and savings accounts, time certificates of deposit, and commercial, consumer/installment, home equity and short-term real estate loans. First Professional Bank also offers cashier's checks, travelers checks, safe deposit boxes, night deposit facilities, wire transfers, notary services, courier services, mortgage brokering, merchant accounts and TouchTone Banking. The bank has five 24-hour automated teller machines located at its Santa Monica, Cedars Sinai Medical Center, Tarzana, Pasadena and Redlands facilities. Client access to First Professional Bank is also available through most ATM networks.

    On October 8, 2001, we completed our acquisition of First Charter Bank, N.A., a federally chartered banking association. First Charter concentrated on servicing the banking needs of professional service firms, entrepreneurs, small-to medium-sized businesses and high net worth individuals and had two branches in West Los Angeles and Beverly Hills, California. First Charter merged with and into First Professional on October 8, 2001, with First Professional surviving.

The Rights Offering

The Rights	If you were a record holder of our common stock at the close of business on December , 2001, you will receive of a non-transferable subscription right for each share of common stock you held of record as of that date. The total number of rights you receive will be rounded up to the nearest whole number. Each right you hold will entitle you to purchase one share of common stock for a price of $ per share. We will sell an aggregate of up to shares of common stock in this offering. These shares will be sold either upon exercise of the rights or pursuant to the standby purchase agreements (described below). See "The Rights Offering—The Rights."
Basic Subscription Privilege	You are entitled to purchase, at the subscription price, one share of common stock for each whole right you hold. See "The Rights Offering—Subscription Privileges—Basic Subscription Privilege."
Oversubscription Privilege
If you exercise your basic subscription privilege in full and other stockholders do not elect to purchase all of the shares offered under their basic subscription privileges, you may also subscribe at the subscription price for a number of additional shares available after satisfaction of all subscriptions pursuant to the basic subscription privilege. If enough shares are not available to satisfy fully all exercises of the oversubscription privilege, then the available shares will be prorated among those holders who exercise their oversubscription privilege based upon the number of shares of common stock owned as of the record date. See "The Rights Offering—Subscription Privileges—Oversubscription Privilege."
Regulatory Limitation
We will not be required to issue shares of common stock pursuant to the basic subscription privilege or the oversubscription privilege to any rights holder who, in our opinion, would be required to obtain prior clearance or approval from any state or federal bank regulatory authority to own or control such shares if, at the expiration of the rights offering, such clearance or approval has not been obtained or any required waiting period has not expired. See also "The Rights Offering—Regulatory Limitation."

Subscription Price	The subscription price is $ per share. The subscription price will be payable in cash. See "The Rights Offering—Exercise of Rights" and "The Rights Offering—Determination of Subscription Price."
Shares of Common Stock Outstanding After Rights Offering
As of the record date, we had shares of common stock outstanding. An aggregate of up to shares of common stock will be issued pursuant to the basic subscription privilege, the oversubscription privilege and the standby purchase agreements. If the rights offering is fully subscribed, a total of shares of common stock will be outstanding after consummation of the offering, assuming no exercise of any outstanding stock options. See "Capitalization."
Transferability of Rights	The rights are not transferable.
Record Date	December , 2001.
Expiration Time	5:00 P.M., Pacific time, January , 2002, or such later time to which we may extend the rights offering. See "The Rights Offering—Expiration Time."
Procedure for Exercising Rights
You may exercise your basic subscription privilege and your oversubscription privilege by properly completing the subscription warrant and forwarding it to the subscription agent (or following the guaranteed delivery procedures), with payment of the subscription price for all shares of common stock subscribed for. The subscription agent must actually receive the subscription warrant or notice of guaranteed delivery and payment at or prior to the expiration time. If you send subscription warrants by mail, you are urged to use insured, registered mail.

If the aggregate subscription price you pay is insufficient to purchase the number of shares that you indicate you are subscribing for, or if you do not indicate the number of shares you are subscribing for, then you will be deemed to have exercised the basic subscription privilege to purchase shares to the full extent of the payment you tender. If the aggregate subscription price you pay exceeds the amount necessary to purchase the number of shares you indicated your intention to subscribe, then you will be deemed to have exercised the oversubscription privilege to the full extent of the excess payment tendered.

Once you have exercised your basic subscription privilege or, if eligible, your oversubscription privilege, you may not revoke your exercise.
Any rights you have not exercised prior to the expiration time will expire and become worthless. See "The Rights Offering—Exercise of Rights."
Persons Holding Common Stock, or Wishing to Exercise Rights, Through Others
If you hold shares of common stock and are receiving the rights through a broker, dealer, commercial bank, trust company or other nominee, or if you hold certificates for common stock but would prefer to have institutions effect transactions relating to the rights on your behalf, you should contact the appropriate institution or nominee and request it to effect those transactions for you. See "The Rights Offering—Exercise of Rights."
Issuance of Common Stock
Certificates representing shares of common stock you have purchased pursuant to the basic subscription privilege will be delivered to you as soon as practicable after your valid exercise of the corresponding rights. If you purchase shares pursuant to the oversubscription privilege, delivery of certificates will occur as soon as practicable after we have received your payment and made all prorations and adjustments contemplated by the terms of the rights offering. See "The Rights Offering—Subscription Privileges."
Certain Federal Income Tax Consequences	You will not recognize taxable income upon the receipt of the rights for U.S. federal income tax purposes. Your basis in the rights with respect to your common stock will be zero, unless either:
(1) the fair market value of the rights on the date of issuance is 15% or more of the fair market value (on the date of issuance) of the common stock with respect to which they are received, or
(2) you elect, on your federal income tax return for the taxable year in which the rights are received, to allocate part of the basis of the stock to the rights.

In either case, upon exercise of the rights, your basis in that common stock will be allocated between the common stock and the rights in proportion to the fair market values of each on the date of issuance.

You will not recognize any gain or loss upon the exercise of rights for common stock. Your basis in the common stock acquired through exercise of the rights will be equal to the sum of the subscription price and your basis in the rights. If you allow the rights to expire unexercised, you will not recognize any gain or loss, and no adjustment will be made to the basis of your common stock. If you allow rights to expire unexercised, you will recognize a loss equal to your basis in those rights. See "The Rights Offering—Taxation."
Subscription Agent	The subscription agent is U.S. Stock Transfer Corporation. The subscription agent's telephone number is (818) 502-1404.
Standby Purchase Agreements
We are currently negotiating standby purchase agreements, which we expect to enter into before beginning the rights offering. In the standby purchase agreements, certain institutional investors and high-net-worth individuals will agree to acquire at the subscription price a portion of any shares remaining after the exercise of rights and the satisfaction of all elections to exercise the oversubscription privilege. The total of the standby purchasers' maximum standby commitments is expected to be up to shares of common stock. Some of the standby purchase agreements may require that we sell a minimum number of shares of common stock to related standby purchasers even if sufficient underlying shares are not available after issuance of all underlying shares subscribed for in the rights offering and the oversubscription privilege. That minimum number of shares is expected to be as many as shares in one standby purchase agreement and shares in the aggregate. In any such case, we will issue sufficient new shares to satisfy such minimum purchase commitments. The obligations of the standby purchasers will not be subject to the purchase of any minimum number of shares in the basic subscription privilege and the oversubscription privilege.

Intent of Directors
Our directors and executive officers have indicated their intention to exercise basic subscription privileges with respect to shares of common stock (representing approximately % of our currently outstanding shares of common stock) and oversubscription privileges to purchase an additional shares of common stock. Such persons possess the right to exercise the basic subscription privilege with respect to shares of common stock (representing approximately % of the outstanding shares of common stock). If those indications of intent are realized, our directors and executive officers will acquire approximately shares of common stock in the rights offering (representing approximately % of the shares of common stock offered in the rights offering) for a total purchase price of approximately $ million. See "The Rights Offering—Intent of Directors and Executive Officers."
Nasdaq Symbol for Common Stock	FCBP

RISK FACTORS

    A purchase of our common stock involves risk. You should carefully consider, in addition to the other information set forth herein, the following risk factors:

If you do not exercise your subscription rights in full, your percentage ownership and voting rights will decrease.

    To the extent we issue shares to standby purchasers who are not currently shareholders, the percentage ownership and voting interest of all current shareholders will be diluted. In addition, if you choose not to exercise your basic subscription rights in full, your relative ownership and voting interest will be diluted to the extent others exercise their subscription rights.

You may not be able to exercise your subscription rights if you do not act promptly and follow the subscription instructions carefully.

    If you wish to purchase shares in the rights offering, you must act promptly to ensure that all required forms and payments are actually received by U.S. Stock Transfer Corporation prior to the expiration date. If you fail to properly complete and sign the required subscription forms, send an insufficient payment amount, or otherwise fail to follow the subscription procedures that apply to your intended purchase, the subscription agent may, at its discretion, reject your subscription or accept it to the full extent of payment received. Neither we nor the subscription agent have any obligation to contact you concerning, or to attempt to correct, an incomplete or incorrect subscription form.

    The subscription price was determined by a special committee of our board of directors and represents a discount to the market price of our common stock on the date the subscription price was determined. The subscription price bears no direct relationship to the value of our assets, financial condition or other established criteria for value. Our common stock may trade at prices above or below this price.

You may not revoke your subscription privilege and may be committed to buy shares above the prevailing market price.

    Your election to exercise your subscription privilege is irrevocable. The public trading market price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights and the public trading market price of our common stock decreases below $  , then you will have committed to buy shares of our common stock at a price above the prevailing market price.

We may be required to pay a $1.8 million termination fee if the rights offering does not succeed.

    Under our merger agreement with Pacific Western, we are obligated to pay a termination fee of $1.8 million and certain expenses up to $200,000 if we are unable to complete the merger under certain circumstances. Those circumstances include our failure to have sufficient funds to pay the merger consideration at the termination date of the merger agreement, subject to certain exceptions. We expect that we will need to raise a total of $20 million in this offering in order to complete the Pacific Western merger. We expect to raise another $20 million through a separate offering of trust preferred securities. If we are unable to raise the necessary funds in this offering or in the trust preferred offering, we may be required to pay Pacific Western the $1.8 million termination fee plus expenses, which would harm our business and significantly reduce our profitability.

You may have to wait to resell the shares you purchase in the rights offering.

    Until certificates are delivered, you may not be able to sell the shares of common stock that you have purchased in the rights offering. That means that you may have to wait until you (or our broker or other nominee) have received a stock certificate. We will endeavor to prepare and issue the appropriate certificates as soon as practicable after the rights have been validly exercised. We cannot assure you, however, that the market price of the common stock purchased pursuant to the exercise of rights will not decline below the subscription price you paid before we are able to deliver your certificates. For shares purchased pursuant to the oversubscription privilege, delivery of certificates will occur as soon as practicable after all prorations and adjustments contemplated by the terms of the rights offering have been effected.

We face strong competition from financial service companies and other companies that offer banking services which can hurt our business.

    We conduct our banking operations primarily in Southern California. Increased competition in our market may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the banking services that we offer in our service area. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including without limitation, savings and loans, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. These competitors of First Community may have greater financial resources and develop products that enable such competitors to compete more successfully than we can.

If we are unable to integrate our business with those of Pacific Western and First Charter, our business and earnings may be negatively affected.

    The Pacific Western and First Charter mergers involve the integration of companies that have previously operated independently. Successful integration of their operations will depend primarily on our ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. No assurance can be given that we will be able to integrate our operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of our respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Estimated cost savings and revenue enhancements are projected to come from various areas that management has identified through the due diligence and integration planning process. If we have difficulties with the integration, we might not achieve the economic benefits we expect to result from the merger and this would likely hurt our business and our earnings. In addition, we may experience greater than expected costs or difficulties relating to the integration of the business of Pacific Western and First Charter, and/or may not realize expected cost savings from the mergers within the expected time frame.

The economic slowdown in Southern California could hurt our business.

    We focus our business in Southern California. The current economic slowdown in Southern California could result in the following consequences, any of which could hurt our business:

  •
  loan delinquencies may increase;

  •
  problem assets and foreclosures may increase;

  •
  demand for our products and services may decline; and

  •
  collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers' borrowing power, and reducing the value of assets and collateral associated with our existing loans.

A downturn in the real estate market or health care industry could hurt our business.

    A downturn in the real estate market could hurt our business because many of our loans are secured by real estate. Our ability to recover on defaulted loans by selling the real estate collateral would then be diminished, and we would be more likely to suffer losses on defaulted loans. As of June 30, 2001, approximately 61.8 percent of the book value of our loan portfolio consisted of loans secured by various types of real estate. Substantially all of our real property collateral is located in Southern California. If there is a significant decline in real estate values, especially in Southern California, the collateral for our loans will provide less security.

    In addition, a downturn in the healthcare industry could adversely affect our loan portfolio and business because many of our customers are in the health care industry. Such downturn might result from changes in the methods used by health care insurers and/or the government (Medicare) to reimburse health care providers for their services. If there is a downturn in the health care industry, we are more likely to suffer losses on defaulted loans and demand for our products and services may decline.

Our business is subject to interest rate risk.

    Changes in the interest rate environment may reduce our profits. It is expected that we will continue to realize income from the differential or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. There can be no assurance that our interest rate risk will be minimized or eliminated. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

We are subject to extensive regulation which could adversely affect our business.

    Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. We believe that we are in substantial compliance in all material respects with applicable federal, state and local laws, rules and regulations. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact our operations. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations will not be adopted in the future, which could make compliance much more difficult or expensive, restrict our ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us or otherwise adversely affect our business or prospects.

Only a limited market exists for First Community common stock.

    Our common stock was designated for quotation on Nasdaq in June 2000 and trading volumes since that time have been modest. There can be no assurance that an active trading market for our common stock will develop. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market.

USE OF PROCEEDS

    We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $20 million, based on the subscription price of $    per share and after deducting our estimated offering expenses. We expect that the total net proceeds of approximately $20 million, together with the separate proceeds from an offering of trust preferred securities, will be used for the acquisition of Pacific Western National Bank.

    On August 21, 2001, we signed a definitive Agreement and Plan of Merger, or the merger agreement, providing for the acquisition of Pacific Western National Bank, a national banking association with five branches in Southern California. Under the merger agreement and related agreements, Pacific Western will consolidate with a wholly-owned subsidiary of First Professional Bank, then the consolidated bank merge with and into First Professional Bank, with First Professional surviving. At that time First Professional's name will be charged to Pacific Western National Bank.

    The Pacific Western acquisition is subject to customary conditions to consummation, including prior approval by the Office of the Comptroller of the Currency. In the event the Pacific Western merger is not completed because of a breach of certain of our covenants, representations or warranties, we may be required to pay to Pacific Western a $1.8 million termination fee, plus expenses of Pacific Western. The success of this offering is not a condition to the Pacific Western merger, and we may be required to pay the $1.8 million fee, plus expenses of Pacific Western if this offering is not successful.

    Pending the completion of the Pacific Western acquisition, we expect to invest the proceeds of this offering in short-term investment grade securities. Although we currently intend to use the proceeds as set forth above, we have broad discretion to vary the expected uses as it deems fit, and we may substitute one or more other sources of funding, such as the funds from the trust preferred securities, to finance the Pacific Western acquisition.

CAPITALIZATION

    The following table sets forth our actual and as adjusted consolidated capitalization. Our as adjusted data gives effect to the issuance of 1,111,100 shares of common stock at $18.00 per share and $20,000,000 of trust preferred securities and the mergers with Pacific Western and First Charter.

First Community Bancorp

	June 30, 2001
	Actual	As Adjusted
	(Amounts in thousands, except per share amounts)
Liabilities:
Deposits	$558,297	$880,479
Trust Preferred Securities	8,000	28,000
Short-term borrowings	7,009	7,009
FHLB advances	—	6,000
Convertible debt	673	673
Accrued interest payable and other liabilities	6,960	15,634

Total liabilities	580,939	937,795
Shareholders' Equity:
Common Stock, no par value	28,690	62,915
Accumulated other comprehensive income	359	359
Retained earnings	9,682	9,682
Total shareholders' equity	38,731	72,956

Total Capitalization	$619,670	$1,010,751

Book value per common share	$8.46	$11.49
Number of common shares:
Common shares authorized	15,000	15,000
Common shares issued and outstanding	4,577.1	6,349.8

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This proxy statement-prospectus contains certain forward-looking statements about the financial condition, results of operations and business of First Community. These statements may include statements regarding the projected performance of First Community for the period following the completion of the offering. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "intends," "will," "plans" or similar words or expressions. These forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following possibilities:

  •
  we may not be able to successfully complete this offering or alternative transactions raising additional capital;

  •
  combining the businesses of First Community and Pacific Western may cost more than we expect;

  •
  the timing of the completion of the proposed merger and new operations may be delayed or prohibited;

  •
  there may be increases in competitive pressure among financial institutions;

  •
  general economic conditions, either nationally or locally in areas in which Pacific Western and First Community conduct their operations, or conditions in securities markets may be less favorable than we expect;

  •
  the effects of the September 11, 2001 terrorist attacks may have an adverse effect on our business or the banking industry generally;

  •
  expected cost savings from the merger may not be fully realized or realized within the expected time frame;

  •
  legislation or regulatory changes may adversely affect our ability to conduct our business;

  •
  our revenues after the merger may be lower than we expect;

  •
  we may lose more business or customers after the Pacific Western merger than we expect, or our operation costs may be higher than we expect; or

  •
  changes in the interest rate environment may reduce interest margins.

    Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of First Community following the offering may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Accordingly, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

WHERE TO FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's website is www.sec.gov.

    This prospectus, which is a part of a registration statement on Form S-3 we have filed with the SEC under the Securities Act of 1933, omits certain information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

    The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and, until this offering has been completed, any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

  •
  Our Annual Report on Form 10-K (including information from the proxy statement for our 2001 Annual Meeting of Shareholders incorporated therein) for the year ended December 31, 2000.

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 30 and June 30, 2001.

  •
  Our Current Reports on Form 8-K filed January 31, 2001, May 30, 2001 and October 19, 2001 (as amended by our Amended Current Report Form 8-K/A, filed October 24, 2001).

  •
  The financial statements of Pacific Western National Bank contained in pages F-113 to F-135, the consolidated financial statements of First Charter Bank, N.A., contained in pages F-44 to F-76 and the consolidated financial statements of Professional Bancorp, Inc. contained in pages F-77 to F-112 of our Registration Statement on Form S-4/A (Registration Statement No. 333-65582), filed August 30, 2001.

  •
  The description of our common stock contained our Registration Statement on Form 8-A filed on June 2, 2000, and any amendment or reports that update the description.

    We will provide each person to whom this prospectus is delivered, including any beneficial owner of our shares, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus, upon request at no cost, by writing or telephoning us at the address set forth below.

    First Community Bancorp
    2310 Camino Vida Roble, Suite B
    Carlsbad, California 92009
    Attention: Robert Laddaga
    (760) 918-2469

THE RIGHTS OFFERING

The Rights

    We expect to issue rights to each record holder of our common stock as of the close of business on the record date of December   , 2001. We will issue      of a right for each share of common stock you held on the record date. The rights will be evidenced by non-transferable subscription warrants, which are being distributed to you with the delivery of this prospectus.

    We will not issue fractional rights or pay any cash for fractional rights. Instead, the total number of rights you receive will be rounded up to the nearest whole number. A depository, bank, trust company, or securities broker, dealer or similar intermediary holding shares of common stock on the record date for more than one beneficial owner may, upon proper showing to the subscription agent, exchange its subscription warrant to obtain a subscription warrant for the number of rights to which all such beneficial owners in the aggregate would have been entitled had each been a holder on the record date; no other subscription warrant may be so divided as to increase the number of rights to which its original recipient was entitled. We reserve the right to refuse to issue any subscription warrant if the issuance would be inconsistent with the principle that each beneficial owner's holdings will be rounded up to the nearest whole number of rights.

    Because the number of rights issued to each holder will be rounded up to the nearest whole number, beneficial owners of common stock who are also the record date holders of their shares will receive more rights under certain circumstances then beneficial owners of common stock who are not the record date holders of their shares and who do not obtain (or cause the record date holder of their shares to obtain) a separate subscription warrant with respect to the shares beneficially owned by those beneficial owners, including shares held in an investment advisory or similar account. To the extent that record date holders or beneficial owners of common stock who obtain a separate subscription warrant receive more rights, they will be able to subscribe for more shares pursuant to the basic subscription privilege.

Expiration Time

    The rights will expire at 5:00 p.m., Pacific time, on January  , 2002, unless we decide, in our sole discretion, to extend the offering. After the expiration time, unexercised rights will be null and void. We will not be obligated to honor any purported exercise of rights received by the subscription agent after the expiration time, regardless of when you sent the documents relating to that exercise, except pursuant to the guaranteed delivery procedures described below.

Subscription Privileges

    Basic Subscription Privilege.  Each right you hold will entitle you to purchase one share of our common stock at the subscription price. You are entitled to subscribe for all, or any portion of, the shares that may be acquired through the exercise of your rights. We will deliver certificates representing shares of common stock purchased pursuant to the basic subscription privilege as soon as practicable after you validly exercise your rights.

    Oversubscription Privilege.  Except as described below, if you fully exercise all of your rights you will also be eligible to subscribe, at the subscription price, for additional shares available after satisfaction of all subscriptions pursuant to the basic subscription privilege. You will only be entitled to the oversubscription privilege if you exercise your basic subscription privilege in full.

    Shares will be available for purchase pursuant to the oversubscription privilege only to the extent that any shares are not subscribed for through the basic subscription privilege. If the shares not subscribed for through the basic subscription privilege are not sufficient to satisfy all subscriptions pursuant to the oversubscription privilege, those excess shares will be allocated pro rata (subject to the elimination of fractional shares) among those record date holders exercising the oversubscription privilege in proportion to the number of shares of common stock owned by each such holder on the record date relative to the number of shares owned on the record date by all holders exercising the oversubscription privilege. If the pro rata allocation would result in your being allocated a greater number of excess shares than you subscribed for pursuant to your oversubscription privilege, then you will be allocated only the number of excess shares for which you oversubscribed. The remaining excess shares will be allocated among all other holders exercising the oversubscription privilege on the same pro rata basis outlined above. We will repeat this proration until all excess shares have been allocated to the full extent of the oversubscription privileges exercised.

    Payments for oversubscriptions will be deposited upon receipt by the subscription agent and held in escrow pending a final determination of the number of underlying shares to be issued pursuant to such oversubscription privilege. If a proration of the excess shares results your receiving fewer excess shares than you subscribed for pursuant to the oversubscription privilege, then the excess funds you paid as the subscription price for shares not issued will be returned to you without interest or deduction. Certificates representing underlying shares purchased pursuant to the oversubscription privilege will be delivered to subscribers as soon as practicable after the expiration time and after we have completed all prorations and adjustments contemplated by the terms of the rights offering.

    Banks, brokers and other nominee record date holders who exercise the oversubscription privilege on behalf of beneficial owners of rights will be required to certify to the subscription agent and to us the aggregate number of rights as to which the oversubscription privilege has been exercised and the number of underlying shares thereby subscribed for by each beneficial owner of rights on whose behalf the nominee holder is acting.

Subscription Price

    The subscription price is $      per share of common stock subscribed for pursuant to the basic subscription privilege or the oversubscription privilege.

Exercise of Rights

    You may exercise your rights by delivering to the subscription agent, U.S. Stock Transfer Corporation, the properly completed and executed subscription warrant(s) at or prior to the expiration time, with any signatures guaranteed as required, together with payment in full of the subscription price for each share subscribed for. You may make payment only by check or bank draft drawn upon a U.S. bank, or postal, telegraphic or express money order. Make your check, draft or money order, payable to U.S. Stock Transfer Corporation, as Subscription Agent.

    The subscription price will be deemed to have been received by the subscription agent only upon (i) clearance of any uncertified check or (ii) receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order. Funds paid by uncertified personal check may take at least five business days to clear. Accordingly, if you wish to pay the subscription price by means of uncertified personal check, you are urged to make payment sufficiently in advance of the expiration time to ensure that such payment is received and clears by such time and are urged to consider in the alternative payment by means of certified or cashier's check or money order.

    All funds received in payment of the subscription price will be held by the subscription agent and invested at our direction in short-term certificates of deposit, short-term obligations of the United States, any state or any agency thereof, or money market mutual funds investing in the foregoing instruments. The account in which such funds will be held is not insured by the FDIC. We will retain any interest earned on such funds.

    The subscription agent's addresses, which are the addresses to which the subscription warrants and payment of the subscription price should be delivered, as well as the address to which a notice of guaranteed delivery or DTC participant oversubscription exercise form must be delivered, are:

    If by mail:

      U.S. Stock Transfer Corporation
      1745 Gardena Avenue
      Glendale, CA 91204
      Attention: Stock Transfer Department

    If by hand:

      U.S. Stock Transfer Corporation
      1745 Gardena Avenue
      Glendale, CA 91204
      Attention: Stock Transfer Department

    If by overnight courier:

      U.S. Stock Transfer Corporation
      1745 Gardena Avenue
      Glendale, CA 91204
      Attention: Stock Transfer Department

      The subscription agent's telephone number is (818) 502-1404.

We will pay the fees and expenses of the subscription agent. We have also agreed to indemnify the subscription agent from any liability which it may incur in connection with the rights offering.

    If you wish to exercise your rights, but time will not permit you to return the subscription warrant(s) evidencing those rights to the subscription agent prior to the expiration time, you may still exercise those rights if all of the following conditions are met:

  •
  the subscription agent has received your payment of the full subscription price for all shares subscribed for including oversubscription privilege at or prior to the expiration time;

  •
  the subscription agent receives, at or prior to the expiration time, the guarantee notice from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or from a commercial bank or trust company having an office or correspondent in the United States, stating:

  •
  your name,

  •
  the number of rights represented by your subscription warrant(s),

  •
  the number of shares you have subscribed for, and

  •
  guaranteeing the delivery to the subscription agent of the subscription warrant(s) evidencing those rights within 48 hours following the date of the notice of guaranteed delivery; and

  •
  the subscription agent receives the properly completed subscription warrant(s) evidencing the rights being exercised, with any required signatures guaranteed within 48 hours following the date of the notice of guaranteed delivery relating thereto.

    You may deliver the notice of guaranteed delivery to the subscription agent in the same manner as subscription warrants at the addresses set forth above, or the notice may be transmitted to the subscription agent by telegram or facsimile transmission (telecopier no. (818) 502-1737). Additional copies of the form of notice of guaranteed delivery are available upon request from the information agent, whose addresses and telephone numbers are set forth under "Information Agent" below.

    If you do not indicate the number of rights you are exercising, or do not forward full payment of the aggregate subscription price for the number of rights that you are exercising, then you will be deemed to have exercised the basic subscription privilege with respect to the maximum number of rights that may be exercised for the subscription price payment you delivered. If you are a record date holder, to the extent that the aggregate subscription price payment you delivered exceeds the product of the subscription price multiplied by the number of rights evidenced by the subscription warrants you delivered, you will be deemed to have exercised the oversubscription privilege to purchase, to the extent available, that number of whole excess shares equal to the quotient obtained by dividing the excess price paid by the subscription price. Any amount remaining after application of these procedures (or, in the case of a rights holder who was not a record date holder of such rights, any subscription excess) shall be returned to you as soon as practicable by mail without interest or deduction.

    Until we issue certificates representing shares of common stock, we will hold any funds received in a segregated escrow account. If shares are not issued pursuant to the basic subscription privilege, or if you are allocated less than all of the shares for which you subscribed pursuant to the oversubscription privilege, then the funds held in escrow you paid as the subscription price for shares not issued or for excess shares not allocated to you shall be returned by mail without interest or deduction as soon as practicable after the expiration time and after all prorations and adjustments contemplated by the terms of the rights offering have been effected.

    We will mail the certificates representing shares of common stock subscribed for and issued pursuant to the basic subscription privilege as soon as practicable after the expiration time. We will mail the certificates representing shares of common stock subscribed for and issued pursuant to the oversubscription privilege as soon as practicable after all prorations and adjustments contemplated by the terms of the rights offering have been effected. Certificates for shares of common stock issued pursuant to the exercise of rights will be registered in the name of the rights holder exercising such rights.

    Unless your subscription warrant provides that the shares to be issued pursuant to the exercise of the rights represented thereby are to be issued to or is submitted for the account of an eligible institution, signatures on each subscription warrant must be guaranteed by an eligible institution.

    If you hold shares of common stock for the account of others, such as in your capacity as a broker, trustee or depository for securities, you should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' intentions and to obtain instructions with respect to their rights. If a beneficial owner so instructs, you should complete appropriate subscription warrants and submit them to the subscription agent with the proper payment. In addition, beneficial owners of common stock or rights held through such a nominee holder should contact the nominee holder and request the nominee holder to effect transactions in accordance with the beneficial owner's instructions.

    The instructions accompanying the subscription warrants should be read carefully and followed in detail. Subscription warrants should be sent with payment to the subscription agent. Please do not send subscription warrants to us.

    The method of delivery of subscription warrants and payment of the subscription price to the subscription agent will be at your own election and risk. If you send subscription warrants and payments by mail, you are urged to send the materials by registered mail, properly insured, with return receipt requested, and are urged to allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment prior to the expiration time. Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

    We will determine all questions concerning the timeliness, validity, form and eligibility of any exercise of rights and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right. Subscription warrants will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine, in our sole discretion. Neither we nor the subscription agent will be under any duty to give notification of any defect or irregularity in connection with the submission of subscription warrants or incur any liability for failure to give such notification. We reserve the right to reject any exercise if such exercise is not in accordance with the terms of the rights offering or not in proper form or if the acceptance thereof or the issuance of shares of common stock pursuant thereto could be deemed unlawful. See "Regulatory Limitation" below.

    If you have any questions or requests for assistance concerning exercising your rights or requests for additional copies of this prospectus, the instructions or the notice of guaranteed delivery, you should contact the Shareholder Relations Department of the information agent at one of its addresses set forth under "Information Agent" (telephone (818) 502-1404).

No Revocation

    Once you have properly exercised the basic subscription privilege or the oversubscription privilege, you cannot revoke your exercise.

    You may obtain a new subscription warrant upon a partial exercise of your rights only if you ensure that the subscription agent receives a properly endorsed subscription warrant no later than      , Pacific time, on            , 2001. After such time and date, we will not issue new subscription warrants. Accordingly, if after that time you have exercised less than all of your rights, you will lose the power to exercise your remaining rights. A new subscription warrant will be sent by first class mail to you if the subscription agent receives your properly completed subscription warrant by      on the      business day before the expiration time. Unless you make other arrangements with the subscription agent, a new subscription warrant issued after      on the business day before the expiration time will be held for pick-up by the submitting rights holder at the subscription agent's address provided above. All deliveries of newly issued subscription warrants are at your own risk.

    Except for the fees charged by the subscription agent (which we will pay as described above), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the exercise of rights will be for the account of the holder of the rights, and none of such commissions, fees or expenses will be paid by us or by the subscription agent.

Determination of Subscription Price

    The subscription price will be determined by our board of directors and a special rights committee of our board. We expect that negotiations with standby purchasers will have a direct impact on the determination of the subscription price. Our objective in establishing the subscription price will be the achievement of maximum net proceeds obtainable from the rights offering, while providing the holders with an opportunity to make an additional investment in the First Community.

    In approving the subscription price, our board of directors will consider the written statement and oral advice provided by the financial advisor and such additional factors as

  •
  the alternatives available for raising capital,

  •
  the market price of our common stock,

  •
  our business prospects and

  •
  the general condition of the securities markets at the time of the meeting of the board of directors at which the offering is approved.

    We cannot assure you, however, that the market price of the common stock will not decline during the subscription period to a level equal to or below the subscription price, or that, following the issuance of the rights and of the common stock upon exercise of rights, you will be able to sell shares purchased in the rights offering at a price equal to or greater than the subscription price.

Information Agent

    We have appointed U.S. Stock Transfer Corporation as information agent for the rights offering. Any questions or requests for assistance concerning the method of subscribing for shares of common stock or for additional copies of this prospectus, the instructions, the notice of guaranteed delivery or the DTC participant oversubscription exercise form may be directed to the information agent at the address and telephone number below:

U.S. Stock Transfer Corporation
Shareholder Relations Department
1745 Gardena Avenue
Glendale, CA 91204
(818) 502-1404

We will pay the fees and expenses of the information agent and will indemnify the information agent from certain liabilities which it may incur in connection with the rights offering.

Foreign and Certain Other Stockholders

    We will not mail subscription warrants to holders whose addresses are outside the United States and Canada or who have an APO or FPO address. Instead, those warrants will be held by the subscription agent for such holders' accounts. To exercise your rights, you must notify the subscription agent at or prior to 11:00 a.m., Pacific time, on            , 2001, at which time (if no contrary instructions have been received) the rights represented thereby will be cancelled.

Intent of Directors and Executive Officers

    Our directors and executive officers have indicated their intention to exercise basic subscription privileges to purchase  shares of common stock and oversubscription privileges to purchase an additional      shares of common stock. These directors and executive officers possess the right to exercise the basic subscription privilege with respect to      shares of common stock (representing approximately  % of the outstanding shares of common stock). If all of such indications of intent were realized, our directors and executive officers would acquire approximately      shares of common stock in the rights offering (representing approximately  % of the shares of common stock offered in the rights offering) for a total purchase price of approximately $  million. Any such purchases will be made for investment purposes and not with a view to resale.

Regulatory Limitation

    We will not be required to issue shares of common stock in the rights offering to any rights holder who in our opinion would be required to obtain prior clearance or approval from any state or federal bank regulatory authority to own or control such shares if, at the expiration time, that clearance or approval has not been obtained. If we elect not to issue shares, the shares will become available to satisfy subscriptions pursuant to the oversubscription privilege.

    The Federal Change in Bank Control Act of 1978 prohibits a person or group of persons "acting in concert" from acquiring "control" of a bank holding company unless the Federal Reserve Board has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act (such as First Community) would, under the circumstances set forth in the presumption, constitute the acquisition of control.

    In addition, any "company" would be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act of 1956 before acquiring 25% (5% in the case of a company that is a bank holding company) or more of our outstanding common stock of, or any lesser number of shares as would constitute control over First Community.

No Board or Financial Advisor Recommendation

    An investment in our common stock must be made according to your own evaluation of your best interests. Accordingly, neither our board of directors nor the special rights committee of our board makes any recommendation to you about whether you should exercise your rights. Neither have we retained a financial advisor to make any recommendation to you about whether you should exercise your rights.

Taxation

    This section describes the material United States federal income tax consequences relating to the distribution, receipt and exercise of rights. This section applies to you only if:

  •
  you are a U.S. holder (as defined below),

  •
  you acquire your rights in the distribution, and

  •
  you hold your rights as capital assets for tax purposes.

    This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

  •
  a dealer in securities,

  •
  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

  •
  a tax-exempt organization,

  •
  a life insurance company,

  •
  a person liable for alternative minimum tax,

  •
  a person that holds rights as part of a straddle or a hedging or conversion transaction, or

  •
  a person whose functional currency is not the U.S. dollar.

    This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

    You are a U.S. holder if you are a beneficial owner of rights and you are:

  •
  a citizen or resident of the United States,

  •
  a domestic corporation,

  •
  an estate whose income is subject to United States federal income tax regardless of its source, or

  •
  a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning rights in your particular circumstances.

    This discussion addresses only United States federal income taxation.

    Distribution of Rights.  Under the United States federal income tax laws, the distribution of rights to you will be treated as a tax-free stock dividend under Section 305(a) of the Internal Revenue Code and therefore you will not be required to include any amount in income with respect to such distribution.

    If the fair market value of a right on the date of distribution is less than 15% of the fair market value of a share of our common stock on that date (with the fair market value for shares based upon the average of the high and low trading prices for shares), your tax basis in a right will be zero unless you elect to allocate your tax basis in our common stock between the common stock and the rights in proportion to their relative fair market values. This election would need to be made for all the rights distributed to you, in the form of a statement attached to the U.S. federal income tax return filed by you for the year in which you receive the rights. If made, this election would be irrevocable. If, on the date of distribution of the rights, the fair market value of a right is 15% or more of the fair market value of a share of First Community common stock, you will be required to allocate your tax basis in First Community common stock between the rights and the common stock in proportion to their relative fair market values.

    Expiration of the Rights.  If the rights expire without exercise, no basis will be allocated to the rights and no loss will be recognized upon their expiration. In this case, your basis in First Community common stock would not be reduced as a result of the distribution of the rights.

    Exercise of the Rights.  If you are a U.S. holder, you will not recognize gain or loss upon exercise of a right.

    Tax Basis of Common Stock Acquired Upon Exercise of a Right.  The tax basis of each share of First Community common stock acquired by a right exercise will equal the sum of the subscription price for the right and the tax basis, if any, for the right. The holding period of any share of First Community common stock acquired in this way will begin with and include the date of the right exercise.

STANDBY PURCHASE AGREEMENTS

    We are currently negotiating the terms of standby purchase agreements with certain institutional investors and high net worth individuals as standby purchasers and expect to enter into agreements with these investors prior to the commencement of the rights offering. We expect that the standby purchasers will agree, subject to certain conditions, to acquire a portion of the shares, if any, remaining after the exercise of rights and the satisfaction of all elections to exercise the oversubscription privilege at the subscription price. Although definitive terms have not been agreed, we expect that the standby purchase agreements will contain substantially the following terms. The following summary does not purport to be complete and is qualified in its entirety by reference to the draft form of standby purchase agreement that has been filed as an exhibit to the registration statement of which this prospectus forms a part.

    We expect that each standby purchase agreement would be subject to a maximum standby commitment. In addition, certain standby purchase agreements may provide that we must sell a minimum number of shares of common stock to the standby purchasers irrespective of whether any shares remain unsold after the exercise of rights and the satisfaction of all elections to exercise the oversubscription privilege. The obligation of the standby purchasers will not be subject to the purchase of any minimum number of shares in the rights offering.

    If the number of shares remaining after the exercise of rights and the satisfaction of all elections to exercise the oversubscription privilege is less than the standby purchasers' aggregate maximum standby purchase commitments, the shares will first be allocated among the standby purchasers in satisfaction of any minimum standby obligations and any remaining shares will be allocated pro rata among the standby purchasers according to their respective maximum standby purchase commitments (also subject in each case to the reductions described above). If the number of shares is less than the minimum standby commitment, we will issue and sell, at the subscription price, to the relevant standby purchasers sufficient additional shares to satisfy the aggregate minimum standby commitment.

    We expect that each standby purchaser will agree with us that until the closing date, it will not offer, sell, contract to sell or otherwise dispose of, or bid for, purchase, contract to purchase or otherwise acquire, any shares of common stock without our prior written consent.

VALIDITY OF SECURITIES

    The validity of the shares of common stock will be passed upon for First Community by Sullivan & Cromwell, Los Angeles, California.

EXPERTS

    The consolidated financial statements of First Community Bancorp and subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of First Charter Bank, N.A., included in the registration statement of First Community on Form S-4/A and incorporated by reference herein have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their reports with respect thereto, and are incorporated by reference herein and in the registration statement in reliance upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Pacific Western National Bank as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the report of Vavrinek, Trine, Day & Co., LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Professional Bancorp, Inc. and subsidiary as of December 31, 2000 and for the year ended December 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated balance sheets of Professional Bancorp, Inc. and subsidiary as of December 31, 1999 and for the year ended December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of Moss Adams LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Professional Bancorp, Inc. and subsidiary for the year ended December 31, 1998 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Unaudited Pro Forma Condensed Combined Financial Data
of First Community, First Charter and Pacific Western

    The following tables present financial data for First Community and Pacific Western after giving effect to the mergers and the proceeds received from this offering and the separate offering of trust preferred securities described in Note 12, which we refer to as "pro forma" information. The pro forma financial data give effect to the mergers under the purchase accounting method in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In presenting the pro forma information for certain time periods, First Community assumed that First Community and Pacific Western had been merged throughout those periods. The following unaudited pro forma combined financial data combines the historical consolidated condensed financial statements of First Community and the historical consolidated condensed financial statements of First Charter and the historical condensed financial statements of Pacific Western, giving effect of the mergers as if they had been effective on June 30, 2001 and December 31, 2000, with respect to the Pro Forma Combined Condensed Balance Sheet, and as of the beginning of the periods indicated, with respect to the Pro Forma Combined Condensed Statements of Income. This information should be read in conjunction with the historical financial statements of the companies, including their respective notes thereto, which are incorporated by reference in this registration statement on Form S-3.

    First Community expects that it will incur reorganization and restructuring expenses as a result of combining First Charter and Pacific Western with First Community. The effect of the estimated merger and reorganization costs expected to be incurred in connection with the mergers have been reflected in the pro forma combined balance sheets. First Community also anticipates that the mergers will provide the combined company with certain financial benefits that include reduced operating expenses and opportunities to earn more revenue. However, First Community does not reflect any of these anticipated cost savings or benefits in the pro forma information. Finally, the pro forma financial information does not reflect any divestitures of branches or deposits that may be required in connection with the mergers. Therefore, the pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. The pro forma information also does not attempt to show how the combined company would actually have performed had the companies been combined throughout these periods. All adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of results of the unaudited historical interim periods have been included.

    As described in Note 6, on January 16, 2001, Professional Bancorp merged with and into First Community. The Professional Merger was accounted for using purchase accounting. Due to the materiality of this acquisition, the Unaudited Pro Forma Combined Condensed Statements of Income for the six-month period ended June 30, 2001, and for the year ended December 31, 2000, and the Unaudited Pro Forma Combined Condensed Balance Sheet as of December 31, 2000 are additionally presented as if the Professional Merger occurred at the beginning of the periods presented for the unaudited Pro Forma Combined Condensed Statements of Income or as of December 31, 2000 for the Unaudited Pro Forma Combined Condensed Balance Sheet. Such information presented is not intended to reflect the actual results that would have been achieved had the Professional Merger actually occurred on those dates, and it should be read in conjunction with the historical financial information incorporated by reference in this Form S-3.

    As described in Note 11, on August 21, 2001, First Community entered into an agreement to acquire Pacific Western National Bank (the "Pacific Western Acquisition"). The Pacific Western Acquisition will be accounted for using purchase accounting. Due to the materiality of this acquisition, the Unaudited Pro Forma Combined Condensed Statements of Income for the six-month period ended June 30, 2001, and for the year ended December 31, 2000 and the Unaudited Pro Forma Combined Condensed Balance Sheets as of June 30, 2001 and December 31, 2000 are additionally presented as if the Pacific Western Acquisition occurred at the beginning of the periods for the Unaudited Pro Forma Combined Condensed Statements of Income and as of the indicated dates for the Pro Forma Combined Condensed Balance Sheets. Such information presented is not intended to reflect the actual results that would have been achieved had the Pacific Western Acquisition actually occurred on those dates, and it should be read in conjunction with the historical financial information presented elsewhere herein.

F–1

Unaudited Pro Forma Combined Condensed Balance Sheets
At June 30, 2001

	First Community	First Charter	Pro Forma Adjustments		First Community Pro Forma	Pacific Western	Pacific Western Pro Forma Adjustments		Pro Forma with Pacific Western
	(In thousands, except per share data)
Assets:
Cash and due from banks	$56,624	$10,611	$—		$67,235	$11,992	$—		$79,227
Federal funds sold	73,327	18,302	—		91,629	32,300	3,367	(aaa)	127,296

Total cash and cash equivalents	129,951	28,913	—		158,864	44,292	3,367		206,523
Interest-bearing deposits in financial institutions	285	3,038	—		3,323	—	—		3,323
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	1,536	659	—		2,195	346	—		2,541
Securities held to maturity	13,020	—	—		13,020	—	—		13,020
Securities available-for-sale	85,717	20,136	—		105,853	6,338	—		112,191

Total securities	100,273	20,795	—		121,068	6,684	—		127,752
Net loans	366,078	66,951	—		433,029	176,310	—		609,339
Premises and equipment	5,573	628	—		6,201	3,003	—		9,204
Other real estate owned	654	1,292	—		1,946	—	—		1,946
Goodwill	4,227	—	7,867	(aa)	12,094	—	21,299	(bbb)	33,393
Other assets	12,629	2,652	427	(bb)	15,708	2,708	855	(ccc)	19,271

Total Assets	$619,670	$124,269	$8,294		$752,233	$232,997	$25,521		$1,010,751

Liabilities and Shareholders' Equity:
Liabilities:
Non-interest bearing deposits	$214,148	$32,803	$—		$246,951	$36,216	$—		$283,167
Interest bearing deposits	344,149	75,807	—		419,956	177,356	—		597,312

Total deposits	558,297	108,610	—		666,907	213,572	—		880,479
Borrowed funds	15,682	6,000	—		21,682	—	20,000	(kkk)	41,682
Accrued interest payable & other liabilities	6,960	1,007	2,721	(cc)	10,688	872	4,074	(ddd)	15,634

Total Liabilities	580,939	115,617	2,721		699,277	214,444	24,074		937,795
Shareholders' Equity:
Convertible preferred stock	—	5,045	(5,045	)(dd)	—	—	—		—
Common stock	28,690	174	14,051	(ee)	42,915	1,463	18,537	(eee)	62,915
Additional paid-in-capital	—	12,439	(12,439	)(ff)	—	4,986	(4,986	)(fff)	—
Retained earnings (accumulated deficit)	9,682	(9,087)	9,087	(gg)	9,682	12,076	(12,076	)(ggg)	9,682
Accumulated other comprehensive income: unrealized net gains on securities available-for-sale, net	359	81	(81	)(hh)	359	28	(28	)(hhh)	359

Total Shareholders' Equity	38,731	8,652	5,573		52,956	18,553	1,447		72,956

Total Liabilities & Shareholders' Equity	$619,670	$124,269	$8,294		$752,233	$232,997	$25,521		$1,010,751

Number of common shares outstanding(1)	4,577.1	2,289.8			5,238.7	921.2			6,349.8
Common shareholders' equity per share	$8.46	$1.58			$10.11	$20.14			$11.49

(1)
The number of shares of our First Charter common stock outstanding does not reflect either the conversion of each outstanding share of First Charter convertible preferred stock into 657.89 shares of First Charter common stock or the conversion of shares of First Charter convertible preferred stock issuable upon the exercise of outstanding options to acquire shares of convertible preferred stock.

F–2

Unaudited Pro Forma Combined Condensed Balance Sheets
At December 31, 2000

	First Community	First Charter	Pro Forma Adjustments		First Community Pro Forma	Professional Bancorp	Professional Bancorp Pro Forma Adjustments		Pro Forma with Professional Bancorp	Pacific Western	Pacific Western Pro Forma Adjustments		Pro Forma with Pacific Western
	(In thousands, except per share data)
Assets:
Cash and due from banks	$35,752	$12,369	$—		$48,121	$17,727	—		$65,848	$12,187	$—		$78,035
Federal funds sold	16,903	—	—		16,903	77,275	(8,431	)(a)	85,747	2,800	3,367	(aaa)	91,914

Total cash and cash equivalents	52,655	12,369	—		65,024	95,002	(8,431)		151,595	14,987	3,367		169,949
Interest-bearing deposits in financial institutions	495	16	—		511	447	—		958	—	—		958
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	913	779	—		1,692	415	—		2,107	261	—		2,368
Securities held to maturity	40,428	—	—		40,428	14,263	—		54,691	—	—		54,691
Securities available-for-sale	4,972	41,520	—		46,492	46,692	(425	)(a)	92,759	5,504	—		98,263

Total securities	46,313	42,299	—		88,612	61,370	(425)		149,557	5,765	—		155,322
Net loans	246,622	72,698	—		319,320	102,376	—		421,696	164,044	—		585,740
Premises and equipment	5,027	734	—		5,761	817	—		6,578	2,720	—		9,298
Other real estate owned	1,031	1,296	—		2,327	—	—		2,327	—	—		2,327
Goodwill	—	882	6,555	(aa)	7,437	—	4,634	(b)	12,071	—	22,190	(bbb)	34,261
Other assets	6,144	3,038	427	(bb)	9,609	4,796	2,923	(c)	17,328	2,694	855	(ccc)	20,877

Total Assets	$358,287	$133,332	$6,982		$498,601	$264,808	$(1,299)		$762,110	$190,210	$26,412		$978,732

Liabilities and Shareholders' Equity
Liabilities:
Non-interest bearing deposits	$114,042	$34,909	$—		$148,951	$135,797	—		$284,748	$33,455	$—		$318,203
Interest bearing deposits	202,896	76,322	—		279,218	113,338	—		392,556	138,155	—		530,711

Total deposits	316,938	111,231	—		428,169	249,135	—		677,304	171,610	—		848,914
Borrowed funds	9,689	11,000	—		20,689	679			21,368	—	20,000	(kkk)	41,368
Accrued interest payable & other liabilities	3,888	1,137	2,721	(cc)	7,746	3,074	3,144	(d)	13,964	938	4,074	(ddd)	18,976

Total Liabilities	330,515	123,368	2,721		456,604	252,888	3,144		712,636	172,548	24,074		909,258
Shareholders' Equity:
Convertible preferred stock	—	5,045	(5,045	)(dd)	—	—	—		—	—	—		—
Common stock	20,402	174	14,051	(ee)	34,627	17	7,460	(e)	42,104	1,463	18,537	(eee)	62,104
Additional paid-in-capital	—	12,439	(12,439	)(ff)	—	21,271	(21,271	)(f)	—	4,987	(4,987	)(fff)	—
Treasury stock	—	—	—		—	(537)	537	(g)	—	—	—		—
Retained earnings (accumulated deficit)	7,432	(7,486)	7,486	(gg)	7,432	(8,264)	8,264	(h)	7,432	11,208	(11,208	)(ggg)	7,432
Accumulated other comprehensive loss: unrealized net losses on securities available-for-sale, net	(62)	(208)	208	(hh)	(62)	(567)	567	(i)	(62)	4	(4	)(hhh)	(62)

Total Shareholders' Equity	27,772	9,964	4,261		41,997	11,920	(4,443)		49,474	17,662	2,338		69,474

Total Liabilities & Shareholders' Equity	$358,287	$133,332	$6,982		$498,601	$264,808	$(1,299)		$762,110	$190,210	$26,412		$978,732

Number of common shares outstanding(1)	3,971.4	2,289.8			4,633.0	2,030.8			5,137.7	921.2			6,248.8
Common shareholders' equity per share	$6.99	$2.15			$9.06	$5.87			$9.63	$19.17			$11.12

(1)
The number of shares of First Charter common stock outstanding does not reflect either the conversion of each outstanding share of First Charter convertible preferred stock into 657.89 shares of First Charter common stock or the conversion of shares of First Charter convertible preferred stock issuable upon the exercise of outstanding options to acquire shares of convertible preferred stock.

F–3

Unaudited Pro Forma Combined Condensed Income Statements
for the Six Months Ended June 30, 2001

	First Community	First Charter	Pro Forma Adjustments	First Community Pro Forma	Pacific Western	Pacific Western Pro Forma Adjustments	Pro Forma with Pacific Western
	(In thousands, except per share data)
Interest income:
Interest and fees on loans	$16,648	$3,109	$—	$19,757	$9,303	$—	$29,060
Interest on interest-bearing deposits in financial institutions	17	22	—	39	—	—	39
Interest on investment securities	2,974	821	—	3,795	218	—	4,013
Interest on federal funds sold	2,393	278	—	2,671	260		2,931

Total interest income	22,032	4,230	—	26,262	9,781		36,043
Interest expense:
Interest expense on deposits	5,212	2,000	—	7,212	3,772	—	10,984
Interest expense on borrowed funds	658	203	—	861	16	750 (iii)	1,627

Total interest expense	5,870	2,203	—	8,073	3,788	750	12,611

Net interest income	16,162	2,027	—	18,189	5,993	(750)	23,432
Less: provision for loan losses	639	—	—	639	600	—	1,239

Net interest income after provision for loan losses	15,523	2,027	—	17,550	5,393	(750)	22,193
Non-interest income:
Service charges, commissions and fees	1,850	86	—	1,936	592	—	2,528
Other income	368	254	—	622	112	—	734

Total non-interest income	2,218	340	—	2,558	704	—	3,262
Non-interest expense:
Salaries and employee benefits	6,509	1,011	—	7,520	2,273	—	9,793
Occupancy, furniture and equipment	2,139	501	—	2,640	864	—	3,504
Professional services	1,555	709	—	2,264	340	—	2,604
Stationery, supplies and printing	297	106	—	403	369	—	772
FDIC assessment	284	11	—	295	16	—	311
Cost of other real estate owned	32	10	—	42	—	—	42
Advertising	237	2	—	239	524	—	763
Insurance	142	57	—	199	39	—	238
Goodwill amortization	134	—	—	134	—	—	134
Other	1,194	459	—	1,653	198	—	1,851

Total non-interest expense	12,523	2,866	—	15,389	4,623	—	20,012

Income before income taxes	5,218	(499)	—	4,719	1,474	(750)	5,443
Income taxes	2,154	1	—	2,155	606	(315) (jjj)	2,446

Income (loss) from continuing operations	3,064	(500)	—	2,564	868	(435)	2,997
Discontinued operations
Loss from operations of discontinued merchant card processing (net of income taxes)	—	(481)	—	(481)	(315)	—	(481)
Loss on disposal of merchant card processing, including provision of $478 for operating losses during phase-out period (net of income taxes)	—	(620)	—	(620)	—	—	(620)

Loss from discontinued operations	—	(1,101)	—	(1,101)	—	—	(1,101)

Net income (loss)	3,064	(1,601)	—	1,463	868	(435)	1,896
Preferred dividends	—	—	—	—	—	—	—

Net income (loss) available to common shareholders	$3,064	$(1,601)	$—	$1,463	$868	$(435)	$1,896

Per share information:
Number of shares (weighted average)
Basic	4,474.1	2,289.8		5,118.8	921.2		6,229.9
Diluted(1)	4,705.6	2,289.8		5,350.3	941.1		6,461.4
Income (loss) per share:
Basic
From continuing operations	$0.68	$(0.22)		$0.50	$0.94		$0.48
From discontinued operations	—	(0.48)		(0.22)	—		(0.18)

Basic income (loss) per common share	$0.68	$(0.70)		$0.29	$0.94		$0.30

Diluted(2)
From continuing operations	$0.65	$(0.22)		$0.48	$0.92		$0.46
From discontinued operations	—	(0.48)		(0.21)	—		(0.17)

Diluted income (loss) per common share	$0.65	$(0.70)		$0.27	$0.92		$0.29

(*)
Effect is anti-dilutive.

(1)
The diluted number of shares of First Charter common stock does not reflect either the conversion of each outstanding share of First Charter convertible preferred stock into 657.89 shares of First Charter common stock or the conversion of shares of First Charter convertible preferred stock issuable upon the exercise of outstanding options to acquire shares of convertible preferred stock.

(2)
Does not include the impact of options to purchase First Charter convertible preferred stock.

F–4

Unaudited Pro Forma Combined Condensed Income Statements
for the Year Ended December 31, 2000

	First Community	First Charter	Pro Forma Adjustments	First Community Pro Forma	Professional Bancorp	Professional Bancorp Pro Forma Adjustments		Pro Forma with Professional Bancorp	Pacific Western	Pacific Western Pro Forma Adjustments	Pro Forma with Pacific Western
	(In thousands, except per share data)
Interest income:
Interest and fees on loans	$23,980	$5,750	$—	$29,730	$11,901	—		$41,631	$16,512	$—	$58,143
Interest on interest-bearing deposits in financial institutions	257	15	—	272	35	—		307	—	—	307
Interest on investment securities	2,957	1,723	—	4,680	4,030	—		8,710	439	—	9,149
Interest on federal funds sold	1,637	458	—	2,095	3,356	—		5,451	498		5,949

Total interest income	28,831	7,946	—	36,777	19,322	—		56,099	17,449	—	73,548
Interest expense:
Interest expense on deposits	7,551	3,522	—	11,073	3,431	—		14,504	5,641	—	20,145
Interest expense on borrowed funds	373	55	—	428	51	582	(j)	1,061	9	1,500 (iii)	2,570

Total interest expense	7,924	3,577	—	11,501	3,482	582		15,565	5,650	1,500	22,715

Net interest income	20,907	4,369	—	25,276	15,840	(582)		40,534	11,799	(1,500)	50,833
Less: provision for loan losses	520	(205)	—	315	11,732	—		12,047	840	—	12,887

Net interest income after provision for loan losses	20,387	4,574	—	24,961	4,108	(582)		28,487	10,959	(1,500)	37,946
Non-interest income:
Service charges, commissions and fees	1,637	165	—	1,802	1,314	—		3,116	1,125	—	4,241
Gain on sale of securities	—	10	—	10	—	—		10	—	—	10
Other income	828	1,194	—	2,022	4,646	—		6,668	113	—	6,781

Total non-interest income	2,465	1,369	—	3,834	5,960	—		9,794	1,238	—	11,032
Non-interest expense:
Salaries and employee benefits	6,673	2,203	—	8,876	7,868	—		16,744	4,104	—	20,848
Occupancy, furniture and equipment	2,455	1,063	—	3,518	2,040	—		5,558	1,604	—	7,162
Professional services	1,914	1,189	—	3,103	2,790	—		5,893	651	—	6,544
Stationery, supplies and printing	418	65	—	483	669	—		1,152	700	—	1,852
Cost of other real estate owned	356	93	—	449	—	—		449	—	—	449
Advertising	435	24	—	459	311			770	385	—	1,155
Insurance	128	109	—	237	125			362	56	—	418
Goodwill amortization	—	—	—	—	—	309	(k)	309	—	—	309
Merger costs	3,561	—	—	3,561	—			3,561	—	—	3,561
Loss on sale of securities	11	5	—	16	—			16	—	—	16
Other	2,194	296	—	2,490	1,306	—		3,796	1,115	—	4,911

Total non-interest expense	18,145	5,047	—	23,192	15,109	309		38,610	8,615	—	47,225

Income before income taxes	4,707	896	—	5,603	(5,041)	(891)		(329)	3,582	(1,500)	1,753
Income taxes	2,803	1	—	2,804	2	(244	)(1)	2,562	1,462	(630) (jjj)	3,394

Income (loss) from continuing operations	1,904	895	—	2,799	(5,043)	(647)		(2,891)	2,120	(870)	(1,641)
Discontinued operations
Loss from operations of discontinued merchant card processing operations (net of income taxes)	—	(44)	—	(44)	—	—		(44)	—	—	(44)

Net income (loss)	1,904	851	—	2,755	(5,043)	(647)		(2,935)	2,120	(870)	(1,685)
Preferred dividends	—	660	(660)	—	—	—		—	—	—	—

Net income (loss) available to common shareholders	$1,904	$191	$660	$2,755	$(5,043)	$(647)		$(2,935)	$2,120	$(870)	$(1,685)

Per share information:
Number of shares (weighted average)
Basic	3,908.3	2,289.8		4,553.0	2,030.8			5,057.7	921.2		6,168.8
Diluted(1)	4,090.4	74,658.2		4,735.1	2,030.8			5,239.8	942.6		6,350.9
Income (loss) per share:
Basic
From continuing operations	$0.49	$0.10		$0.62	$(2.48)			$(0.57)	$2.30		$(0.26)
From discontinued operations	—	(0.02)		(0.01)	—			(0.01)	—		(0.01)

Basic income (loss) per common share	$0.49	$0.08		$0.61	$(2.48)			$(0.58)	$2.30		$(0.27)

Diluted(1)
From continuing operations	$0.47	$0.01		$0.59	$(2.48) *			$(0.57) *	$2.25		$(0.26) *
From discontinued operations	—	(0.00)		(0.01)	—			(0.01) *	—		(0.01) *

Diluted income (loss) per common share	$0.47	$0.01		$0.58	$(2.48) *			$(0.58) *	$2.25		$(0.27) *

(*)
Effect is anti-dilutive
(1)
Does not include the impact of options to purchase First Charter convertible preferred stock.

F–5

Notes to Unaudited Pro Forma Condensed Combined Financial Data
of First Community and First Charter

NOTE 1: BASIS OF PRESENTATION OF FIRST CHARTER

    Certain historical data of First Charter have been reclassified on a pro forma basis to conform to First Community's classifications. Transactions between First Community and First Charter are not material in relation to the unaudited pro forma combined financial statements, and have not been eliminated from the pro forma combined amounts. The unaudited pro forma numbers of common shares outstanding, common shareholders' equity per share, weighted average number of shares (basic and diluted) and income (loss) per share (basic and diluted) are based on the share amounts for First Community plus the share amounts for First Charter multiplied by the First Charter exchange ratio of 0.008635 and includes the conversion of First Charter convertible preferred stock into First Community common stock as provided by the merger agreement. Prior to the merger and the conversion of 7,000 shares of preferred stock into common stock immediately prior to the record date, First Charter has 2,289,779 common shares and 110,000 convertible preferred shares outstanding. The convertible preferred shares are equivalent to 72,368,421 First Charter common shares. As a result of the conversion of First Charter convertible preferred stock into First Community common stock, preferred dividends are eliminated in the pro forma combined condensed income statements.

NOTE 2: PURHCASE PRICE OF FIRST CHARTER ACQUISITION

    The purchase price is based on issuing approximately 661,609 common shares of First Community common stock. The price of First Community common stock on the acquisition date was $21.50 resulting in a total purchase price of approximately $14,225,000.

NOTE 3: ALLOCATION OF PURCHASE PRICE OF FIRST CHARTER ACQUISITION

    The purchase price of First Charter has been allocated as follows (in thousands):

Cash and cash equivalents	$28,913
Time deposits in financial institutions	3,038
Securities	20,795
Net loans	66,951
Goodwill	7,867
Premises and equipment	628
Other real estate owned	1,292
Other assets	3,079
Deposits	(108,610)
Borrowed funds	(6,000)
Other liabilities	(3,728)

Total purchase price	$14,225

    In allocating the purchase price, the following adjustments were made to First Charter's historical amounts. Other liabilities were increased by $2,721,000, representing the estimated merger costs. Other assets were increased by $427,000, representing the tax effects of the estimated merger costs. Substantially all of other assets and liabilities are either variable rate or short-term in nature and fair market value adjustments were considered to be immaterial to the financial presentation. These preliminary purchase price adjustments are subject to further refinement.

F–6

    In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," beginning on January 1, 2002, amortization of goodwill and intangibles with indefinite lives will cease.

NOTE 4: MERGER COSTS OF FIRST CHARTER

    The unaudited pro forma combined condensed financial data reflect First Community's and First Charter's respective management's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $2,721,000 ($2,294,000 net of taxes, computed using the combined federal and state tax rate of 42.0%) expected to be incurred in connection with the First Charter merger. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined balance sheets in order to disclose the aggregate effect of these activities on First Community's pro forma combined financial position. The estimated aggregate costs include the following:

Employee costs	$446,000
Conversion costs	400,000
Other costs	170,000

1,016,000
Tax benefits	427,000

589,000
Investment banking and other professional fees	1,705,000

$2,294,000

    These cost estimates are forward-looking. While the costs represent management's current estimate of merger costs that will be incurred, the ultimate level and timing of recognition of such costs will be based on the final merger and integration plan to be completed prior to consummation of the merger of First Charter with First Community, which will be developed by various of First Community's and First Charter's task forces and integration committees. Readers are cautioned that the completion of the merger and integration plan and the resulting management plans detailing actions to be undertaken to effect the merger and resultant integration of operations will impact these estimates; the type and amount of costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.

NOTE 5: KEY TO PRO FORMA ADJUSTMENTS OF FIRST CHARTER ACQUISITION

    Summarized below are the pro forma adjustments necessary to reflect the acquisition of First Charter based on the purchase method of accounting:

  aa)
  Reflect goodwill resulting from the purchase method of accounting. See note 3.

  bb)
  Reflect the deferred tax asset to the deductible merger costs. See note 4.

  cc)
  Adjust liabilities for accrued merger costs. See note 4.

  dd)
  Reflect conversion of preferred stock to First Community common stock

  ee)
  Reflect issuance of common stock to First Charter shareholders.

  ff)
  Eliminate First Charter additional paid-in-capital.

  gg)
  Eliminate First Charter retained losses.

  hh)
  Eliminate First Charter unrealized losses on securities available-for-sale.

F–7

NOTE 6: BASIS OF PRESENTATION OF PROFESSIONAL ACQUISITION

    On January 16, 2001, Professional Bancorp, Inc. merged (the "Professional Merger") with and into First Community, with First Community as the surviving entity. The merger was consummated pursuant to the terms of an Agreement and Plan of Merger, dated as of August 7, 2000, by and between First Community and Professional Bancorp (the "Professional Merger Agreement").

    Pursuant to the Professional Merger Agreement, each issued and outstanding share of common stock of Professional Bancorp prior to the Professional Merger (other than as provided in the Professional Merger Agreement) was converted into the right to receive either 0.55 shares of First Community Common Stock or $8.00 in cash. Upon consummation of the Professional Merger, First Community issued approximately 504,747 shares of common stock to former holders of Professional Bancorp common stock, and as a result, the former shareholders of Professional Bancorp common stock own shares of First Community common stock representing approximately 11.3% of the outstanding shares of First Community common stock.

    The Professional Merger was accounted for using the purchase method. Therefore, operating results of First Community for the year ended December 31, 2000 do not include the operations of Professional Bancorp. Also, the balance sheet of First Community as of December 31, 2000 does not include the balance sheet of Professional Bancorp. Due to the materiality of this acquisition, the Unaudited Pro Forma Combined Condensed Statement of Income for the one year period ended December 31, 2000 includes the operations of Professional Bancorp, Inc. as if the Professional Merger occurred at the beginning of the period and the Unaudited Pro Forma Combined Condensed Balance Sheet as of December 31, 2000 includes Professional Bancorp, Inc. as if the Professional Merger had occurred on that date.

    The information for Professional Bancorp, Inc. for the year ended December 31, 2000 is derived from the audited consolidated financial statements of Professional Bancorp. This information should be read in conjunction with the historical consolidated financial statements of Professional Bancorp, Inc. including the respective notes thereto, which are included in this proxy statement — prospectus. The unaudited pro forma combined condensed financial data does not give effect to any operating efficiencies anticipated in conjunction with the Professional Merger.

    Certain historical data of Professional Bancorp, Inc. have been reclassified on a pro forma basis to conform to First Community's classifications.

NOTE 7: PURCHASE PRICE AND FUNDING OF PROFESSIONAL MERGER

    The purchase price is based on $8 per share for Professional Bancorp, Inc. shareholders receiving the cash consideration and an exchange ratio of 0.55 First Community shares for Professional Bancorp shareholders receiving the stock consideration. Based on the $14.81 closing price of First Community on the day prior to the completion of the Professional Merger, those Professional Bancorp, Inc. shareholders choosing the stock consideration received a value of $8.15 per share.

F–8

    The total consideration paid in connection with the Professional Merger is calculated as:

	Stock Consideration	Cash Consideration		Total
Professional Bancorp common shares outstanding	917,722	1,113,032		2,030,754
Exchange ratio	0.55

	504,747	1,113,032
Value received	$14.81	$7.96	*

Total purchase price	$7,475,000	$8,858,000		$16,333,000

*
Less than $8.00 per share as a result of First Community purchasing some shares at market prior to the Professional Merger.

    The cash portion of the purchase price was financed through a combination of the issuance of $8 million of trust preferred securities which occurred in September 2000, a revolving line of credit and dividends from First Community's subsidiary banks. (Note: Trust preferred securities count as Tier 1 capital for regulatory purposes.)

    Professional Bancorp, Inc. shareholders had the option to elect cash of $8 or 0.55 shares of First Community common stock for each share of Professional Bancorp, Inc. common stock owned. Based upon the elections, 917,722 shares of Professional Bancorp Common Stock were exchanged for approximately 504,747 shares of First Community Common Stock and 1,113,032 shares of Professional Bancorp Common Stock were exchanged for approximately $8,904,000.

    As a result of the issuance of trust preferred, historical interest expense on the accompanying pro forma combined condensed income statements for the year ended December 31, 2000, has been increased by $582,000 representing the interest expense on the trust preferred.

NOTE 8: ALLOCATION OF PURCHASE PRICE OF PROFESSIONAL MERGER

    The purchase price of Professional Bancorp, Inc. has been allocated as follows:

Cash and cash equivalents	$95,002,000
Time deposits in financial institutions	447,000
Securities	61,370,000
Net loans	102,376,000
Goodwill	4,634,000
Premises and equipment	817,000
Other assets	7,763,000
Deposits	(249,135,000)
Borrowed funds	(679,000)
Other liabilities	(6,262,000)

Total purchase price	$16,333,000

    In allocating the purchase price, the following adjustments were made to Professional Bancorp, Inc.'s historical amounts. Other liabilities were increased by $3,144,000, representing the estimated merger costs. Other assets were increased by $2,923,000, representing the tax effects of the estimated merger costs and the reduction of the valuation reserve against the deferred tax asset. Substantially all of other assets and liabilities are either variable rate or short-term in nature and fair value adjustments were considered to be immaterial to the financial presentation. Goodwill is amortized on a straight line basis over fifteen years. These preliminary purchase price adjustments are subject to further refinement.

F–9

NOTE 9: MERGER COSTS OF PROFESSIONAL MERGER

    The table below reflects First Community's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $3,144,000 ($221,000 net of taxes, computed using the combined federal and state tax rate of 42.0%) expected to be incurred in connection with the merger. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined balance sheet in order to disclose the aggregate effect of these activities on First Community's pro forma combined financial position. The estimated aggregate costs, primarily comprised of anticipated cash charges, include the following:

Employee costs (severance and retention costs)	$2,220,000
Professional services	169,000
Conversion and other costs	755,000

Total	3,144,000
Tax benefits of above costs	1,003,000
Reversal of tax valuation allowance	1,920,000

Net merger costs	$221,000

    First Community management's cost estimates are forward-looking. While the costs represent First Community management's current estimate of merger costs associated with the merger that will be incurred, the ultimate level and timing of recognition of such costs will be based on the final integration in connection with consummation of the merger. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the merger will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.

NOTE 10: KEY TO PRO FORMA ADJUSTMENTS OF PROFESSIONAL MERGER

    Summarized below are the pro forma adjustments necessary to reflect the acquisition of Professional Bancorp, Inc. based on the purchase method of accounting:

  a)
  Use cash as part of the cash portion of the purchase price. See note 7.

  b)
  Reflect goodwill resulting from the purchase method of accounting. See note 8.

  c)
  Reflect the deferred tax asset related to the deductible merger costs. See note 9.

  d)
  Adjust liabilities for accrued merger costs. See note 9.

  e)
  Reflect issuance of common stock to Professional Bancorp, Inc. shareholders.

  f)
  Eliminate Professional Bancorp, Inc. additional paid-in-capital.

  g)
  Eliminate Professional Bancorp, Inc. treasury stock.

  h)
  Eliminate Professional Bancorp, Inc. retained losses.

  i)
  Eliminate Professional Bancorp, Inc. unrealized losses on securities available-for-sale.

  j)
  Interest expense related to the issuance of trust preferred.

  k)
  Amortization of goodwill on a straight-line basis over fifteen years.

  l)
  Tax benefits associated with the additional interest expense.

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NOTE 11: BASIS OF PRESENTATION OF PACIFIC WESTERN ACQUISITION

    On August 21, 2001, First Community entered into an agreement with Pacific Western National Bank ("Pacific Western," the "Pacific Western Agreement"), whereby Pacific Western would merge with and into a subsidiary of First Community (the "Pacific Western Acquisition"). It is expected that the Pacific Western Acquisition will close in the first quarter of 2002.

    Pursuant to the Pacific Western Agreement, each issued and outstanding share of common stock of Pacific Western prior to the Pacific Western Acquisition (other than as provided in the Pacific Western Agreement) will be converted into the right to receive $37.15 in cash, for a total purchase price of approximately $36.6 million. First Community anticipates raising $30,000,000 through a rights offering of 1,538,000 shares of First Community Common Stock. The remainder of the purchase price will be funded through cash available at Pacific Western.

    The Pacific Western Acquisition will be accounted for using purchase accounting. Therefore, operating results of First Community for the year ended December 31, 2000 and the six-month period ended June 30, 2001 will not include the operations of Pacific Western. Also, the balance sheets of First Community as of June 30, 2001 and December 31, 2000 will not include the balance sheet of Pacific Western. Due to the materiality of this acquisition, the Unaudited Pro Forma Combined Condensed Statements of Income for the six-month period ended June 30, 2001 and the one year period ended December 31, 2000 includes the operations of Pacific Western as if the Pacific Western Acquisition occurred at the beginning of the periods and the Unaudited Pro Forma Combined Condensed Balance Sheets as of June 30, 2001 and December 31, 2000 include Pacific Western as if the Pacific Western Acquisition had occurred on those dates.

    The information for Pacific Western as of and for the year ended December 31, 2000 is derived from the audited consolidated financial statements of Pacific Western. This information should be read in conjunction with the historical consolidated financial statements of Pacific Western including the respective notes thereto, which are included in this proxy statement-prospectus. The unaudited pro forma combined condensed financial data does not give effect to any operating efficiencies anticipated in conjunction with the Pacific Western Acquisition.

    Certain historical data of Pacific Western have been reclassified on a pro forma basis to conform to First Community's classifications.

NOTE 12: PURCHASE PRICE AND FUNDING OF PACIFIC WESTERN ACQUISITION

    The purchase price is based on $37.15 per share for Pacific Western shareholders.

    The total consideration to be paid in connection with the Pacific Western Acquisition is calculated as:

	Shares	Price/ "In the Money"	Total Consideration (In thousands)
Common shares	921,274	$37.15	$34,225
Options	111,802	$21.54	2,408
Total purchase price			$36,633

    It is anticipated that the purchase price will be financed through the issuance $20,000,000 of trust preferred securities and the issuance of approximately 1,111,100 shares of Company Common Stock for $20 million through a rights offering.

F–11

NOTE 13: ALLOCATION OF PURCHASE PRICE OF PACIFIC WESTERN ACQUISITION

    The purchase price of Pacific Western has been preliminarily allocated as follows (in thousands):

Cash and cash equivalents	$44,292
Securities	6,339
Net loans	176,443
Goodwill	21,397
Premises and equipment	3,004
Other assets	3,810
Deposits	(213,635)
Other liabilities	(5,017)

Total purchase price	$36,633

    In allocating the purchase price, the following adjustments were made to Pacific Western's historical amounts. Other liabilities were increased by $4,074,000, representing the estimated merger costs. Other assets were increased by $855,000, representing the tax effects of the estimated merger costs. Substantially all of other assets and liabilities are either variable rate or short-term in nature and fair value adjustments were considered to be immaterial to the financial presentation. These preliminary purchase price adjustments are subject to further refinement.

    In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets", goodwill and intangibles with indefinite lives are not amortized for acquisitions initiated after June 30, 2001.

NOTE 14: MERGER COSTS OF PACIFIC WESTERN ACQUISITION

    The table below reflects First Community's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $4,074,000 ($3,219,000 net of taxes, computed using the combined federal and state tax rate of 42.0%) expected to be incurred in connection with the acquition. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined balance sheets in order to disclose the aggregate effect of these activities on First Community's pro forma combined financial position. The estimated aggregate costs, primarily comprised of anticipated cash charges, include the following:

Employee costs	$1,065,000
Conversion costs	400,000
Other costs	570,000

2,035,000
Tax benefits	855,000

1,180,000
Investment banking and other professional fees	2,039,000

$3,219,000

    First Community management's cost estimates are forward-looking. While the costs represent First Community management's current estimate of merger costs associated with the merger that will be incurred, the ultimate level and timing of recognition of such costs will be based on the final integration in connection with consummation of the merger. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the merger will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if

F–12

future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.

NOTE 15: KEY TO PRO FORMA ADJUSTMENTS OF PACIFIC WESTERN ACQUISITION

    Summarized below are the pro forma adjustments necessary to reflect the acquisition of Pacific Western based on the purchase method of accounting:

aaa)
Cash raised which is not used as part of purchase. See note 12.

bbb)
Reflect goodwill resulting from the purchase method of accounting. See note 13.

ccc)
Reflect the deferred tax asset related to the deductible merger costs. See note 14.

ddd)
Adjust liabilities for accrued merger costs. See note 14.

eee)
Reflect issuance of common stock via a $20,000,000 rights offering less existing Pacific Western common stock of $1,463,000.

fff)
Eliminate Pacific Western additional paid-in-capital.

ggg)
Eliminate Pacific Western retained earnings.

hhh)
Eliminate Pacific Western unrealized gains on securities available-for-sale.

iii)
Estimated interest expense related to issuance of trust preferred at an assumed interest rate of 7.5% per annum. Had interest expense on the trust preferred securities varied by 1/2%, the effect on net income (loss) would have $14,500 after tax-per annum.

jjj)
Tax benefits associated with the reduced net interest income.

kkk)
Reflect issuance of $20,000,000 of trust preferred.

F–13

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

    The following are the estimated expenses of the issuance of the Rights being registered, all of which will be paid by the Registrant:

Securities and Exchange Commission registration fee		$5,000
Printing, postage, and mailing
Legal fees and expenses
Accounting fees and expenses		25,000
NASD filing fee
Blue sky fees and expenses (including counsel fees)
Transfer agent fees and expenses
Miscellaneous

Total	$

Item 15. Indemnification of Directors and Officers

    Article Five of First Community's articles of incorporation provides that First Community shall eliminate the liability of its directors for monetary damages to the fullest extent permissible under California law. It also provides that First Community is authorized to provide indemnification for its agents to the extent permissible under California law. In both cases, indemnification for breach of duty may be in excess of that expressly permitted by Section 317 of the California General Corporation Law. Section 317 sets forth the provisions pertaining to the indemnification of corporate "agents." For purposes of this law, an agent is any person who is or was a director, officer, employee or other agent of a corporation, or is or was serving at the request of a corporation in such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Section 317 mandates indemnification of an agent for expenses where the agent's defense is successful on the merits. In other cases, Section 317 allows a corporation to indemnify an agent for expenses, judgments, fines, settlements and other amounts actually and reasonably incurred if the agent acted in good faith and in a manner the agent believed to be in the best interests of the corporation and its shareholders. Such indemnification must be authorized by (1) a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceedings, (2) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon or (3) the court in which the proceeding is or was pending upon application by designated parties. Under certain circumstances, a corporation can indemnify an agent even when the agent is found liable. Section 317 also allows a corporation to advance expenses to an agent for certain actions upon receiving an undertaking by the agent that he or she will reimburse the corporation if it is later determined that he or she is not entitled to be indemnified.

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Item 16. Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 21, 2001 by and between Pacific Western National Bank and First Community Bancorp. The registrant agrees to furnish supplementally a copy of Exhibits A-C to the SEC upon request.
4.1	Form of Subscription Warrant.*
5.1	Opinion of Sullivan & Cromwell.*
23.1	Consent of KPMG LLP, First Community Bancorp, filed herewith.
23.2	Consent of KPMG LLP, Professional Bancorp 2000, filed herewith.
23.3	Consent of KPMG LLP, Professional Bancorp 1998, filed herewith.
23.4	Consent of Sullivan & Cromwell (included within Exhibit 5.1).*
23.5	Consent of Vavrinek, Trine, Day & Co., LLP.
23.6	Consent of Moss Adams LLP.
23.7	Consent of Grant Thornton LLP.
24	Powers of Attorney (included on the signature page hereof).
99.1	Form of Instruction Booklet.*
99.2	Form of Notice of Guaranteed Delivery.*
99.3	Form of Subscription Agent Agreement.*
99.4	Form of Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.*
99.5	DTC Participant Oversubscription Privilege Exercise Form.*
99.6	Form of Standby Stock Purchase Agreement.*
99.7	Form of Nominee Holder Certification.*
99.8	Form of Transmittal Letter to Holders of Common Stock.*
99.9	Form of Letter of Transmittal to Holders of Common Stock whose addresses are outside the continental United States and Canada or who have A.P.O. or F.P.O. addresses.*
99.10	Form of Letter to Clients of Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.*

*
To be filed by amendment.
**
Previously filed.

Item 17. Undertakings.

    The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
  (i)
  To include any prospectus required by Section 10(a)(3) of The Securities Act of 1933;
  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which,

II–2

      individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, that are incorporated by reference in this registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
  (4)
  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
  (5)
  Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II–3

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Rancho Santa Fe, state of California, on this 31st day of October, 2001.

FIRST COMMUNITY BANCORP
By:	/s/ MATTHEW P. WAGNER President, Chief Executive Officer and Acting Chief Financial Officer

    We, the undersigned directors and officers of First Community Bancorp (the "Company"), do hereby constitute and appoint Matthew P. Wagner and Arnold C. Hahn, and each and either of them, our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our name and our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said Company to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, including specifically, but without limitation, any and all amendments, including post-effective amendments, hereto; and we hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN M. EGGEMEYER, III John M. Eggemeyer, III	Director and Chairman of the Board	October 25, 2001
/s/ MATTHEW P. WAGNER Matthew P. Wagner	President, Chief Executive Officer, Acting Chief Financial Officer and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	October 31, 2001
/s/ HAROLD W. CLARK Harold W. Clark	Director	October 25, 2001
/s/ STEPHEN DUNN Stephen Dunn	Director	October 25, 2001

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/s/ BARRY C. FITZPATRICK Barry C. Fitzpatrick	Director	October 25, 2001
/s/ ROBERT E. HERRMANN Robert E. Herrmann	Director	October 25, 2001
/s/ TIMOTHY B. MATZ Timothy B. Matz	Director	October 25, 2001
/s/ ROBERT A. SCHOELHORN Robert A. Schoelhorn	Director	October 25, 2001
/s/ ROBERT A. STINE Robert A. Stine	Director	October 25, 2001
/s/ DALE E. WALTER Dale E. Walter	Director	October 25, 2001
/s/ DAVID S. WILLIAMS David S. Williams	Director	October 25, 2001

II–5

Item 16. Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 21, 2001 by and between Pacific Western National Bank and First Community Bancorp. The registrant agrees to furnish supplementally a copy of Exhibits A-C to the SEC upon request.
4.1	Form of Subscription Warrant.*
5.1	Opinion of Sullivan & Cromwell.*
23.1	Consent of KPMG LLP, First Community Bancorp, filed herewith.
23.2	Consent of KPMG LLP, Professional Bancorp 2000, filed herewith.
23.3	Consent of KPMG LLP, Professional Bancorp 1998, filed herewith.
23.4	Consent of Sullivan & Cromwell (included within Exhibit 5.1).*
23.5	Consent of Vavrinek, Trine, Day & Co. LLP.
23.6	Consent of Moss Adams LLP.
23.7	Consent of Grant Thornton LLP.
24	Powers of Attorney (included on the signature page hereof).
99.1	Form of Instruction Booklet.*
99.2	Form of Notice of Guaranteed Delivery.*
99.3	Form of Subscription Agent Agreement.*
99.4	Form of Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.*
99.5	DTC Participant Oversubscription Privilege Exercise Form.*
99.6	Form of Standby Stock Purchase Agreement.*
99.7	Form of Nominee Holder Certification.*
99.8	Form of Transmittal Letter to Holders of Common Stock.*
99.9	Form of Letter of Transmittal to Holders of Common Stock whose addresses are outside the continental United States and Canada or who have A.P.O. or F.P.O. addresses.*
99.10	Form of Letter to Clients of Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.*

*
To be filed by amendment.

**
Previously filed.

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QuickLinks

TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING
SUMMARY
First Community Bancorp
The Rights Offering
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
WHERE TO FIND MORE INFORMATION
THE RIGHTS OFFERING
STANDBY PURCHASE AGREEMENTS
VALIDITY OF SECURITIES
EXPERTS
Unaudited Pro Forma Condensed Combined Financial Data of First Community, First Charter and Pacific Western
Unaudited Pro Forma Combined Condensed Balance Sheets At June 30, 2001
Unaudited Pro Forma Combined Condensed Balance Sheets At December 31, 2000
Unaudited Pro Forma Combined Condensed Income Statements for the Six Months Ended June 30, 2001
Unaudited Pro Forma Combined Condensed Income Statements for the Year Ended December 31, 2000
Notes to Unaudited Pro Forma Condensed Combined Financial Data of First Community and First Charter
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits.
  Item 17. Undertakings.
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